Exhibit 99.1

_______, 2018

InterCloud Systems, Inc.

1030 Broad Street, Suite 102

Shrewsbury, NJ 07702

Dear Sir / Madam:

This letter shall confirm our understanding that __________ shall receive, as partial payment in consideration of services rendered, ______________ shares of common stock of InterCloud Systems, Inc. (the “Company”), which have been registered on a Registration Statement on Form S-8, with the net proceeds (after, among other items, brokerage fees and any extraordinary taxes beyond ordinary income taxes payable on such proceeds) from the eventual sale of such common stock to be applied towards unpaid invoices of __________ for services previously rendered to the Company, however, proceeds will not be used to pay any legal bills for services rendered in connection with the offer or sale of securities in a capital raising transaction.

Sincerely,

By:
Name:
Title:

Acknowledged and Agreed:

INTERCLOUD SYSTEMS, INC.

By:
Name:
Title: